[redacted]

10026984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garden State Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Route 138, Suite 303
(No. and Street)

Wall Township	NJ	07719
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin DeRosa, President 732-280-6886
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

61 Broadway, 32nd Floor	New York	NY	10006-2701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/2010

OATH OR AFFIRMATION

I, Kevin DeRosa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garden State Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Monica Thompson
Notary Public

MONICA S. THOMPSON
Notary Public
New Jersey
My Commission Expires Aug. 25, 2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

61 Broadway, 32nd Floor
New York, NY 10006-2701
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Garden State Securities, Inc.
1540 Route 138, Suite 303
Wall Township, NJ 07719

We have audited the accompanying statement of financial condition of Garden State Securities, Inc. (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Garden State Securities, Inc. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Todman & Co, CPAs, P.C.

New York, New York
February 23, 2010

GARDEN STATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 1,275,774
Securities owned, at fair value	4,669
Receivable from clearing firms	959,314
Deposit with clearing firms	115,000
Investment in non-marketable securities, at fair value	104,381
Furniture and equipment, less accumulated depreciation of $256,205	46,710
Leasehold improvements, less accumulated amortization of $26,697	108,322
Security deposits	65,048
Prepaid expenses	88,598
Due from related entities	30,241
Other assets	2,917
Total assets	$ 2,800,974

LIABILITIES, SUBORDINATED BORROWINGS AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 1,446,622
Short-term borrowings	62,062
Due to related entity	20,938
	1,529,622
Subordinated borrowings	
Subordinated loan agreements	330,500
Commitments and contingencies	
Stockholders' equity	
Common stock - no par value Authorized: 1,000 shares Issued and outstanding: 1,000 shares	40,000
Additional paid-in capital	732,706
Retained earnings	168,146
Total stockholders' equity	940,852
Total liabilities, subordinated borrowings and stockholders' equity	$ 2,800,974

The accompanying notes are an integral part of these financial statements.

GARDEN STATE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Garden State Securities, Inc. (the "Company"), a broker-dealer, is a market maker on NASDAQ engaged in agency, investment banking and private placement transactions. The Company clears securities transactions through two clearing firms on a fully-disclosed basis in compliance with the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-1(k)(2)(ii), which provides that the clearing firm carry all of the accounts of the customers, maintain and preserve all related books and records.

Revenue Recognition

Securities transactions (and the related commissions, revenues and expenses) are recorded on a settlement-date basis, generally the third business day following the transaction date, except for options which settle one day after the transaction. There is no material difference in reporting securities transactions between the trade and settlement dates.

Valuation of Securities Owned and Sold, Not Yet Purchased, at Fair Value – Definition & Hierarchy

The Company adopted Topic ASC 820 (formerly Statement of Financial Accounting Standards No. 157, "*Fair Value Measurements*" ("SFAS 157")), effective January 1, 2008. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Valuation of Securities Owned and Sold, Not Yet Purchased, at Fair Value – Definition & Hierarchy (Continued)

extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Property & Equipment

Depreciation of property and equipment, recorded at cost, is computed on the straight-line method over an estimated useful life of five years.

Cash

The Company maintains its cash in bank deposit accounts at one financial institution. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The bank accounts, at times, are expected to exceed federally insured limits. The Company has not experienced any losses on such accounts.

Income Taxes

The Company has made no provision for federal and state income taxes as the Company reports its taxable income as a "S" Corporation under the Internal Revenue Code and will file its New Jersey tax return as a S Corporation pursuant to the retroactive S Corporation election effective January 1, 2009.

Effective January 1, 2009, the Company adopted ASC 740-10-50, *"Accounting for Uncertain Tax Positions"*, formerly FASB Interpretation No. 48 ("FIN48").

The Company recognizes the tax benefits of uncertain tax positions only where the positions are "more-likely-than-not" to be sustained assuming examination by tax authorities and determined to be attributed to the Company. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of tax laws and regulations of the jurisdiction. The application of tax laws and regulations is subject to legal and factual interpretation,

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management's estimate which is zero as of December 31, 2008 and 2009.

Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2005-2008, or expected to be taken in year 2009 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal and New Jersey where the Company operates. The Company is not aware of any tax positions for which is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Recent Accounting Pronouncements

In June 2009, the FASB issued under ASC Topic 810-Consolidation, SFAS No. 167, an amendment to FASB Interpretation 46(R), "*Consolidation of Variable Interest Entities*". The statement requires an entity to perform an analysis to determine whether the entity's variable interest give it a controlling financial interest in a variable interest entity by rationalizing characteristics that would give it power to direct the activities of a variable interest entity and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The statement is effective for years beginning after November 15, 2009 and is not expected to have a material effect on the Company's financial statements.

Note 2 - Fair Value Measurements of Securities Owned & Investments in Non-Marketable Securities

Securities owned totaling $4,669 are categorized as Level 1 securities based upon the fair value hierarchy in accordance with SFAS 157.

The inputs and methodology used in valuing the following securities are not necessarily an indication of the risks associated with investing in those securities.

Investments in non-marketable securities totaling $104,381 consist mainly of restricted equity securities and warrants and are categorized as Level 3 securities based upon the fair value hierarchy in accordance with SFAS 157. The changes in Level 3 investments measured at fair value on a recurring basis are summarized below:

Purchases	$ 229,356
Sales	(216,944)
Realized and unrealized gains (net) included in earnings	91,969
Ending balance	$ 104,381

Note 2 - Fair Value Measurements of Securities Owned & Investments in Non-Marketable Securities (Continued)

The sales of Level 3 securities resulted in a $179,575 realized gain for the year ended December 31, 2009 and the change in unrealized gains or losses relating to investments held at year end totaled $87,606.

Note 3 - Subordinated Borrowings

Borrowings subordinated to the claims of general creditors are covered by agreements approved by the Financial Industry Regulatory Authority ("FINRA") and are thus available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Subordinated borrowings follow:

	Amount	Due Date	Annual Interest Rate
Subordinated Loan Agreement	$ 300,000	06-30-15	Libor + 3.5%
Subordinated Loan Agreement	23,000	04-30-12	8%
Subordinated Loan Agreement	7,500	04-30-12	8%
	$ 330,500		

The subordinated loan agreement totaling $300,000 provides for six (6) equal annual payments of $50,000 with the first payment due June 30, 2010.

Note 4 - Commitments and Contingencies

Litigation and Regulatory Inquiries

In the normal course of business, the Company is subject to regulatory inquiries and legal actions incidental to its securities business. The Company believes, after consultation with counsel, that the resolution or the ultimate outcomes of these matters are not expected to have a material adverse effect on the financial condition of the Company. However, the Company has accrued approximately $45,000 for possible settlements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

Leases

The Company leases two office spaces in New Jersey under separate agreements. The two leases in New Jersey are scheduled to expire in March 2010 at which time the Company's offices will be consolidated into one location. In February 2010, the Company entered into a new lease agreement (to be effective April 1, 2010), scheduled to expire March 2016 with an option to renew for five years. The future aggregate minimum annual rental payments under these leases are as follows:

Note 4 - Commitments and Contingencies (Continued)

Leases (Continued)

Year Ending September 30	Amount
2010	$ 201,000
2011	231,000
2012	232,000
2013	250,000
2014	256,000
2015 & thereafter	320,000
	$1,490,000

Rent expense, including maintenance and real estate taxes, for the year amounted to $124,461.

Clearing Broker Agreement

Effective June 2008, the Company entered into a five-year clearing agreement with RBC Dain CS ("RBC"), which provides a termination fee of $10,000 per month for each remaining month of the term upon cancellation of agreement by either party.

Note 5 - Net Capital Requirements

The capital ratio was 214% versus an allowable maximum of 1500%, under the rules of the SEC. The Company's net capital requirements under SEC Rule 15c3-1 were $101,975. The net capital of $713,906 was $611,931 in excess of the minimum net capital requirements.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the ability of customers to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer's activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 7 - Consolidation of Variable Interest Entities

The FASB issued FIN 46, *"Consolidation of Variable Interest Entities"*, (amended by FIN 46R) with an initial measurement for pre-existing entities or business arrangements effective in 2006. FIN 46R addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This interpretation focuses on controlling financial interests that may be achieved through business arrangements that do not involve voting interests. It concludes that, in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to consolidate the assets, liabilities and results of operations of the variable interest entity in its financial statements.

The Company has evaluated its relationships with three entities, all of which are under common control (the Company shareholders are the owners in all three entities) and has determined that, although the entities are variable interest entities ("VIE") and the Company holds variable interests in the entities, these entities have not been consolidated in the Company's financial statements pursuant to FIN 46.

The Company received advances from one entity which is inactive (see Note 8).

The other two entities provide investment advisory and insurance services. Those revenues totaling $70,400 in the aggregate are being reported by the Company. The two entities are pass-thru entities for income tax purposes and have minimal operating expenses. The Company has determined that these entities are VIEs and that the Company is the primary beneficiary. If the financial statements by these VIEs had been consolidated with those of the Company, total assets and liabilities would be incurred by $34,279 and $20,938 as of December 31, 2009 and revenue and expenses would be increased by $8,414 and $4,676. Accordingly, these entities have not been consolidated because the Company has determined that there would be no material effect on the Company's financial condition, results of operations and the computation of net capital under SEC Rule 15c3-1.

Note 8 - Related Entity Transactions

Due from Related Parties

During the year, the Company advanced funds to certain related parties, under common control. The total amount due was $30,241 at December 31, 2009.

Due to Related Party

The amount of $20,938 represents net advances received from Garden State Holdings, LLC ("GSH"), an entity under common control, owned by the same shareholders of the Company. GSH is not an operating company and has no assets other than the related party transaction described above This advance is subject to interest payments on a monthly basis in accordance with terms of a line of credit entered into by GSH.

Lease Arrangements

The Company makes rent payments for one of its independent branch office located in New Jersey in which one of its shareholders has a financial interest. The total annual rent paid of approximately $45,000, is substantially all reimbursed on a month to month basis by its branch office.

Note 9 - Prior Period Adjustment

During the latter part of the year 2009, the Company reviewed its outstanding brokers' loans as of December 31, 2008 and discovered that it had inadvertently expensed $142,351 as commission expense in year ended December 31, 2008. The effect of this prior period adjustment resulted in an increase in loans receivable (a non-allowable asset) with a corresponding increase in retained earnings as of December 31, 2008. This adjustment had no effect to the net capital computation for the year ended December 31, 2008.

Note 10 - Defined Contribution Plan (401k)

The Company has a defined contribution plan (401k) that provides for employees' contributions and voluntary employer's matching contributions. No employer's matching contributions were made nor accrued for year ended December 31, 2009.

Note 11 - Subsequent Events

In accordance with SFAS 169, "*Subsequent Events*", the Company evaluated all subsequent events from the date of the balance sheet through February 23, 2010, which represents the issuance date of these financial statements. Other than the above, there were no material events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

A copy of the Company's statement of financial condition as at December 31, 2009, pursuant to SEC Rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.